AVAWATZ COMPANY

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AvaWatz Company
Frisco, Texas

Opinion

We have audited the financial statements of AvaWatz Company (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 8, 2024
Los Angeles, California

AVAWATZ COMPANY
BALANCE SHEETS
FOR YEARS ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 491,085	$ 390,734
Prepaids and other current assets	-	57,152
Total current assets	**491,085**	**447,886**
Property and equipment, net	45,649	64,589
Deferred Tax Assets	347,700	124,500
Total assets	**$ 884,434**	**$ 636,975**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 21,540	$ 16,835
Credit Card	28,372	10,727
Current portion of loan	-	4,189
Other current liabilities	143,057	168,637
Total current liabilities	**192,969**	**200,388**
Total liabilities	**$ 192,969**	**$ 200,388**
STOCKHOLDERS' EQUITY		
Common Stock, $0.001 par, 30,000,000 shares authorized, 16,829,991 issued and outstanding as of December 31, 2023 and 16,065,000 issued and outstanding as of December 31, 2022	16,830	16,065
Preferred Stock Series Seed, $0.001 par, 20,000,000 shares authorized, 74,002 issued and outstanding as of December 31, 2023 and 0 issued and outstanding as of December 31, 2022	74	-
Additional Paid In Capital	1,840,562	723,317
Retained earnings/(Accumulated Deficit)	(1,166,001)	(302,795)
Total stockholders' equity	**691,465**	**436,587**
Total liabilities and members' equity	**$ 884,434**	**$ 636,975**

See accompanying notes to financial statements.

AVAWATZ COMPANY
STATEMENTS OF OPERATIONS
FOR YEARS ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net revenue	$ -	$ 389,523
Cost of goods sold	-	223,485
Gross profit	-	166,038
Operating expenses		
Sales and marketing	118,870	163,011
General and administrative	966,420	594,433
Total operating expenses	1,085,290	757,444
Operating income/(loss)	(1,085,290)	(591,406)
Interest expense	(1,257)	(143)
Other income/(loss)	141	69
Income/(Loss) before provision for income taxes	(1,086,406)	(591,480)
Benefit/(Provision) for income taxes	223,200	122,500
Net income/(Net Loss)	**$ (863,206)**	**$ (468,980)**

See accompanying notes to financial statements.

Avawatz Company
Statements of Changes in Stockholders' Equity
For Years Ended to December 31, 2023 and December 31, 2022

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	**10,000**	**$ 10**	**-**	**$ -**	**$ 1,495**	**$ 166,185**	**$ 167,690**
Issuance of Common Stock	16,055,000	16,055	-	-	721,822	-	737,877
Net income/(loss)	-	-	-	-	-	(468,980)	(468,980)
Balance—December 31, 2022	**16,065,000**	**$ 16,065**	**-**	**$ -**	**$ 723,317**	**$ (302,795)**	**$ 436,587**
Issuance of Common Stock	764,991	765	-	-	1,021,241		1,022,006
Issuance of Preferred Stock	-	-	74,002	74	96,004	-	96,078
Net income/(loss)	-	-	-	-	-	(863,206)	(863,206)
Balance—December 31, 2023	**16,829,991**	**$ 16,830**	**74,002**	**$ 74**	**$ 1,840,562**	**$ (1,166,001)**	**$ 691,465**

See accompanying notes to financial statements.

AVAWATZ COMPANY
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

As of December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (863,206)	$ (468,980)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	18,940	18,830
Changes in operating assets and liabilities:		
Accounts receivable, net	-	75,000
Prepaids and other current assets	57,152	(57,152)
Accounts payable	4,705	11,635
Credit Cards	17,645	5,815
Deferred revenue	-	(100,000)
Other current liabilities	(25,580)	26,458
Deferred Tax Assets	(223,200)	(122,500)
Net cash provided/(used) by operating activities	**(1,013,544)**	**(610,895)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(7,088)
Net cash used in investing activities	**-**	**(7,088)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock	1,118,084	737,877
Repayment of Long-term debt	(4,189)	(21,519)
Net cash provided/(used) by financing activities	**1,113,895**	**716,358**
Change in cash	100,351	98,375
Cash—beginning of year	390,734	292,359
Cash—end of year	**$ 491,085**	**$ 390,734**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 1,257	$ 143
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AvaWatz Company was originally formed on July 19, 2018, in the state of Massachusetts. On February 13, 2019 converted to a corporation in the state of Texas. The financial statements of AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Frisco, Texas.

AvaWatz is the next generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz provides enterprise customers with multiple solutions including clinical, military, and business decision support. Avawatz provides end-to-end private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents exceeded FDIC insured limits by $241,085 and $140,734, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Vehicles	7 years
Furnitures and fixtures	7 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progress towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from the sale of its multiple solutions services including clinical, military, and business decision support to customers.

Cost of sales

Costs of goods sold include the cost of labor consultants, direct equipment, etc.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2023 amounted to $118,870 and $163,011, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Deposits	-	44,720
Subscription receivable	-	12,432
Total Other Current Assets	**-**	**57,152**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued expenses	112,614	150,147
Tax Payable	-	10,000
Payroll liabilities	30,443	8,490
Total Other Current Liabilities	**143,057**	**168,637**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Computer equipment	$	41,554	$	41,554
Furnitures and fixtures		5,337		5,337
Vehicles		69,072		69,072
Property and Equipment, at Cost		**115,963**		**115,963**
Accumulated depreciation		(70,314)		(51,374)
Property and Equipment, Net	$	**45,649**	$	**64,589**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $18,940 and $18,830, respectively.

5.   DEBT

Promissory Notes & Loans

During 2020, the Company entered into a vehicle loan agreement. The details of the Company's loans and the terms are as follows:

Debt Instrument Name	Principal Amount	Finance charge	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
BMW of Dallas -Vehicle Loan	$ 64,072	$ 915	20.7.2020	1.3.2023	$ -	$ -	$ -	$ 4,189	$ -	$ 4,189
Total					$ -	$ -	$ -	$ 4,189	$ -	$ 4,189

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares designated as $0.001 par value Common Stock. As of December 31, 2022, and December 31, 2021, 16,829,991 shares and 16,065,000 shares have been issued and are outstanding, respectively.

Preferred stock

The Company is authorized to issue 20,000,000 shares designated as $0.001 par value Preferred Stock. As of December 31, 2023, and December 31, 2022, 74,002 shares and 0 Preferred Shares have been issued and are outstanding, respectively.

7.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

8.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

As of Year Ended December 31,	2023	2022
Current:		
Federal, state, and local	$ -	$ -
Foreign	-	-
Total	**-**	**-**
Deferred		
Federal, state, and local	223,200	122,500
Foreign	-	-
Total non-current benefit (expense)	223,200	122,500
Total	**$ 223,200**	**$ 122,500**

Deferred tax assets (liabilities) comprised the following:

As of Year Ended December 31,		2023		2022
Deferred Tax Assets:				
Accrued expenses	$	352,000	$	131,000
Deferred Tax Liabilities		-		-
Depreciation		(4,300)		(6,500)
Total	$	**347,700**	$	**124,500**

Since the Company expects to continue operating positively and no valuation allowance has been applied against deferred tax assets.

9.   COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $8,077 and $7,835 as of December 31, 2023, and December 31, 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2023, and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 8, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.